UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(a) and Amendments Thereto Filed Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 10)

CNH Global N.V.
(formerly New Holland N.V.)
(Name of Issuer)

Common Stock, par value €2.25
(Title of Class of Securities)

N20935 20 6
(CUSIP Number)

Scott D. Miller
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
United States
Telephone: +1-212-558-4000
Facsimile: +1-212-558-3588
Email: millersc@sullcrom.com
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)

November 25, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1	Name of Reporting Persons Fiat Industrial S.p.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Republic of Italy
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) HC, CO

1	Name of Reporting Persons Fiat Netherlands Holding N.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) - ☐
6	Citizenship or Place of Organization The Kingdom of The Netherlands
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 211,866,037
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 211,866,037
11	Aggregate Amount Beneficially Owned by Each Reporting Person 211,866,037
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 87.8%
14	Type of Reporting Person (See Instructions) CO

This Amendment No. 10 (the “Amendment”) amends the Statement on Schedule 13D, as amended and restated by Fiat Industrial S.p.A., a corporation organized under the laws of the Republic of Italy (“Fiat Industrial”) and Fiat Netherlands Holding N.V. a corporation organized under the laws of the Kingdom of The Netherlands (“Dutch Holdings”), on May 30, 2012 and further amended on October 8, 2012, October 15, 2012 and November 19, 2012 (the “Original Schedule 13D”).  The Original Schedule 13D was initially filed by Fiat S.p.A., a corporation organized under the laws of the Republic of Italy, and Dutch Holdings on March 25, 1999.  Unless otherwise stated herein, the Original Schedule 13D remains in full force and effect. Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Original Schedule 13D.

ITEM 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

On November 25, 2012 the Issuer and Fiat Industrial have entered into a definitive merger agreement (the “Merger Agreement”) to combine Fiat Industrial and the Issuer by means of a merger of the two companies (the “Mergers”) into a newly-formed company organized under the laws of the Netherlands (“NewCo”).

The terms of the Merger Agreement are substantially consistent with Fiat Industrial’s Final Proposal Letter dated November 19, 2012 and provide for the Issuer to pay a cash dividend of US$10 per Share to the Issuer's minority shareholders prior to completion of the Mergers. In the Merger, the Issuer’s minority shareholders will receive 3,828 NewCo common shares for each Share.

CNH will use its reasonable best efforts for the dividend to be paid prior to December 31, 2012 or as promptly thereafter as practicable.

ITEM 4. Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following prior to the final paragraph of Item 4 of the Original Schedule 13D:

The completion of the Mergers is aimed at finalizing a process of simplifying and rationalizing the Fiat Industrial Group’s equity capital structure and allow shareholders in both Fiat Industrial and the Issuer the opportunity to participate in the growth prospects of the Group.

Through the creation of the DutchCo’s loyalty share structure, as further described in Item 6 of this Amendment, the business combination between Fiat Industrial and the Issuer is also intended to reward long-term stable shareholders that share the Group’s goal of enhancing shareholder value over the long term, as well as through enhanced flexibility to pursue strategic opportunities.

ITEM 6. Contracts Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

Pursuant to the Merger Agreement, Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial share and the Issuer’s minority shareholders will receive 3.828 NewCo shares for each Share in the merger. As mentioned above under Item 4, the Issuer intends to declare and pay to its minority shareholders a cash dividend of US$10 per Share prior to completion of the Mergers.

Pursuant to the Merger Agreement, NewCo will also implement a loyalty voting structure; shareholders of Fiat Industrial and the Issuer that are present or represented by proxy at the respective shareholders’ meetings to consider the Mergers and that continue to hold their shares until completion of the Mergers may elect to receive common shares registered in a special segment of NewCo’s share register and be entitled to two votes per share. NewCo shareholders will be entitled to retain double-vote shares indefinitely. If a NewCo shareholder transfers shares entitled to double votes, the shares will revert to the regular segment of the register and will be entitled to a single vote per share. Following completion of the Mergers, new shareholders may earn a double vote through a loyalty mechanism by holding the shares continuously for at least three years.

The Merger Agreement contains customary representations and warranties and the Mergers are subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate. The Mergers are also subject to approval by the shareholders of each of Fiat Industrial and the Issuer. Fiat Industrial, as 88% shareholder of the Issuer, has agreed to vote its Shares in favor of the merger at the Issuer’s shareholders’ meeting.

The Merger Agreement further provides that the NewCo shares will be listed on the New York Stock Exchange and that NewCo will use its reasonable best efforts to cause the NewCo shares to be admitted to listing on the Mercato Telematico Azionario managed by Borsa Italiana S.p.A. shortly following the closing of the Mergers.

The Mergers are expected to close during the second quarter of 2013.

The Merger Agreement is filed as an exhibit hereto and is incorporated herein by reference. Fiat Industrial and the Issuer’s press release, dated November 26, 2012, relating to the Merger Agreement is also filed as an exhibit hereto and is incorporated herein by reference.

ITEM 7. Material to Be Filed as Exhibits.

Item 7 of the Original Schedule 13D is hereby supplemented, with effect from the date of this Amendment, by adding the following:

99.17 Press release of Fiat Industrial, dated November 26, 2012.

99.18 Merger Agreement, dated as November 25, 2012.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 26, 2012

FIAT INDUSTRIAL S.P.A.

By:	/s/ Roberto Russo
	Name:	Roberto Russo
	Title:	General Counsel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 26, 2012

FIAT NETHERLANDS HOLDING N.V.

By:	/s/ Jacob Meint Buit
	Name:	Jacob Meint Buit
	Title:	Director

SCHEDULE A

Fiat Industrial S.p.A.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Industrial S.p.A.  Unless otherwise indicated, the citizenship of each person listed below is Italian, and the business address of each person listed below is c/o Fiat Industrial S.p.A., Via Nizza 250, Turin, 10126, Italy.

NAME, POSITION WITH FIAT INDUSTRIAL S.P.A. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Sergio Marchionne Chairman Dual Canadian and Italian citizenship	Chairman, Fiat Industrial S.p.A., Chief Executive Officer, Fiat S.p.A. and Chairman and CEO, Chrysler Group LLC
Alberto Bombassei Independent Director	Chairman, Brembo S.p.A.
Gianni Coda Director
John Elkann Director	Chairman, Fiat S.p.A.
Patrizia Grieco Independent Director	Chairman and Chief Executive Officer, Olivetti S.p.A.
Robert Liberatore Independent Director	Senior Adviser of the Boston Consulting Group
Libero Milone Independent Director	Chairman of the Compliance Program Supervisory Body of Wind Telecom S.p.A.
Giovanni Perissinotto Independent Director
Guido Tabellini Independent Director	Professor at Università Bocconi of Milan, Italy
Jacqueline A. Tammenoms Bakker Independent Director Dutch citizenship	Trustee of Van Leer Group Foundation, NL
John Zhao Independent Director U.S. citizenship	Executive Vice President, Legend Holdings
Richard Tobin Executive Officer U.S. citizenship	President and Chief Executive Officer, CNH and Group Chief Operating Officer, Fiat Industrial S.p.A.

Pablo Di Si Executive Officer U.S. citizenship	Chief Financial Officer, Fiat Industrial S.p.A.
Andreas Klauser Executive Officer Austrian citizenship	Europe, Middle East and Africa Chief Operating Officer and Case IH and Iveco Brand Head, Fiat Industrial S.p.A.
Marco Mazzù Executive Officer	Latin America Chief Operating Officer, Fiat Industrial S.p.A.
Franco Fusignani Executive Officer	APAC Chief Operating Officer and New Holland Agriculture Brand Head, Fiat Industrial S.p.A.

Fiat Netherlands Holding N.V.

Set forth below are the names, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each executive officer and director of Fiat Netherlands Holding N.V.

NAME, POSITION WITH FIAT NETHERLANDS HOLDING N.V. AND CITIZENSHIP	PRINCIPAL EMPLOYMENT, EMPLOYER AND BUSINESS ADDRESS
Alfredo Altavilla Chairman Italian citizenship
President and Chief Executive Officer, Iveco S.p.A. and  Chief Operating Officer Europe, Africa and Middle East, Fiat S.p.A. and Head of Business Development of the Fiat Group, Via Nizza 250, Turin, 10126, Italy.

Jaap Buit Director Dutch citizenship	Consultant, Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam The Netherlands.
Richard Tobin Director U.S. citizenship	President and Chief Executive Officer, CNH Global N.V., Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam The Netherlands.
Henk Van Leuven Director Dutch citizenship	Network Director of Trucks and Bus, Iveco S.p.A., Schiphol Boulevard 217 1118 BH Schiphol Airport, Amsterdam The Netherlands.